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EXHIBIT 99.3

Unaudited Consolidated Financial Statements for the third quarter ended September 30, 2017

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2017	2016	2017	2016

Revenues and Other Income

Operating revenues, net of royalties (note 3)	7 986	7 409	23 051	18 967

Other income (loss) (note 4)	43	(15)	84	(140)

	8 029	7 394	23 135	18 827

Expenses

Purchases of crude oil and products	2 875	2 734	8 348	7 475

Operating, selling and general	2 264	2 212	6 810	6 614

Transportation	247	262	781	793

Depreciation, depletion, amortization and impairment	1 281	1 439	4 113	4 516

Exploration	13	146	78	203

Gain on disposal of assets (notes 13 and 14)	(5)	(13)	(555)	(47)

Financing (income) expenses (note 7)	(323)	288	(471)	(87)

	6 352	7 068	19 104	19 467

Earnings (Loss) before Income Taxes	1 677	326	4 031	(640)

Income Taxes – Expense (Recovery) (note 8)

Current	218	71	809	(112)

Deferred	170	(137)	146	(442)

	388	(66)	955	(554)

Net Earnings (Loss)	1 289	392	3 076	(86)

Net Earnings (Loss) Attributable to:

Common shareholders	1 289	392	3 076	(97)

Non-controlling interest	—	—	—	11

	1 289	392	3 076	(86)

Other Comprehensive (Loss) Income

Items that may be subsequently reclassified to earnings

Foreign currency translation adjustment	(100)	36	(206)	(294)

Items that will not be reclassified to earnings

Actuarial gain (loss) on employee retirement benefit plans, net of income taxes	52	(434)	53	(474)

Other Comprehensive Loss	(48)	(398)	(153)	(768)

Total Comprehensive Income (Loss)	1 241	(6)	2 923	(854)

Per Common Share (dollars) (note 9)

Net earnings (loss) – basic	0.78	0.24	1.85	(0.05)

Net earnings (loss) – diluted	0.78	0.24	1.84	(0.05)

Net earnings (loss) – attributable to common shareholders – basic	0.78	0.24	1.85	(0.06)

Net earnings (loss) – attributable to common shareholders – diluted	0.78	0.24	1.84	(0.06)

Cash dividends	0.32	0.29	0.96	0.87

See accompanying notes to the interim consolidated financial statements.
42 SUNCOR ENERGY INC. 2017 THIRD QUARTER

CONSOLIDATED BALANCE SHEETS
(unaudited)

($ millions)	September 30 2017	December 31 2016

Assets

Current assets

Cash and cash equivalents	2 757	3 016

Accounts receivable	3 598	3 182

Inventories	3 049	3 240

Income taxes receivable	157	376

Assets held for sale (notes 13 and 14)	—	1 205

Total current assets	9 561	11 019

Property, plant and equipment, net	72 026	71 259

Exploration and evaluation	2 043	2 038

Other assets	1 165	1 248

Goodwill and other intangible assets	3 062	3 075

Deferred income taxes	88	63

Total assets	87 945	88 702

Liabilities and Shareholders' Equity

Current liabilities

Short-term debt	2 060	1 273

Current portion of long-term debt	1 509	54

Accounts payable and accrued liabilities	5 872	5 588

Current portion of provisions	690	781

Income taxes payable	366	224

Liabilities associated with assets held for sale (notes 13 and 14)	—	197

Total current liabilities	10 497	8 117

Long-term debt	12 278	16 103

Other long-term liabilities	1 897	2 067

Provisions (note 12)	6 485	6 542

Deferred income taxes	11 410	11 243

Equity	45 378	44 630

Total liabilities and equity	87 945	88 702

See accompanying notes to the interim consolidated financial statements.
SUNCOR ENERGY INC. 2017 THIRD QUARTER 43

CONSOLIDATED STATEMENTS OF CASH FLOWS
(unaudited)

	Three months ended September 30		Nine months ended September 30
($ millions)	2017	2016	2017	2016

Operating Activities

Net earnings (loss)	1 289	392	3 076	(86)

Adjustments for:

Depreciation, depletion, amortization and impairment	1 281	1 439	4 113	4 516

Deferred income taxes	170	(137)	146	(442)

Accretion	62	67	184	204

Unrealized foreign exchange (gain) loss on U.S. dollar denominated debt	(441)	121	(845)	(771)

Change in fair value of financial instruments and trading inventory	45	(5)	112	265

Gain on disposal of assets (notes 13 and 14)	(4)	(13)	(426)	(47)

Loss on extinguishment of long-term debt (note 7)	—	—	25	99

Share-based compensation	139	67	(85)	(59)

Exploration	—	139	41	139

Settlement of decommissioning and restoration liabilities	(66)	(48)	(255)	(206)

Other	(3)	3	37	11

Decrease (increase) in non-cash working capital	440	(46)	88	(734)

Cash flow provided by operating activities	2 912	1 979	6 211	2 889

Investing Activities

Capital and exploration expenditures	(1 695)	(1 693)	(4 930)	(5 010)

Cash acquired from Canadian Oil Sands Limited	—	—	—	109

Acquisitions	—	—	—	(946)

Proceeds from disposal of assets	54	4	1 531	196

Other investments	(15)	(4)	(14)	(11)

(Increase) decrease in non-cash working capital	(109)	122	(72)	(45)

Cash flow used in investing activities	(1 765)	(1 571)	(3 485)	(5 707)

Financing Activities

Net change in short-term debt	98	(705)	925	1 250

Net change in long-term debt	(14)	(137)	(1 768)	(1 679)

Issuance of long-term debt (note 7)	—	993	—	993

Issuance of common shares under share option plans	29	5	105	17

(Purchase) issuance of common shares (notes 6 and 10)	(282)	—	(578)	2 782

Dividends paid on common shares	(531)	(483)	(1 598)	(1 394)

Cash flow (used in) provided by financing activities	(700)	(327)	(2 914)	1 969

Increase (Decrease) in Cash and Cash Equivalents	447	81	(188)	(849)

Effect of foreign exchange on cash and cash equivalents	(42)	13	(71)	(98)

Cash and cash equivalents at beginning of period	2 352	3 008	3 016	4 049

Cash and Cash Equivalents at End of Period	2 757	3 102	2 757	3 102

Supplementary Cash Flow Information

Interest paid	111	86	609	597

Income taxes paid (received)	155	(46)	274	(56)

See accompanying notes to the interim consolidated financial statements.
44 SUNCOR ENERGY INC. 2017 THIRD QUARTER

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
(unaudited)

($ millions)	Share Capital	Contributed Surplus	Accumulated Other Comprehensive Income	Non- controlling Interest	Retained Earnings	Total	Number of Common Shares (thousands)

At December 31, 2015	19 466	633	1 265	—	17 675	39 039	1 446 013

Net earnings (loss)	—	—	—	11	(97)	(86)	—

Foreign currency translation adjustment	—	—	(294)	—	—	(294)	—

Actuarial loss on employee retirement benefit plans, net of income taxes of $167	—	—	—	—	(474)	(474)	—

Total comprehensive (loss) income	—	—	(294)	11	(571)	(854)	—

Issued under share option plans	64	(44)	—	—	—	20	597

Issued for cash, net of income taxes of $26 (note 10)	2 808	—	—	—	—	2 808	82 225

Issued for the acquisition of Canadian Oil Sands Limited	3 154	—	—	1 172	—	4 326	98 814

Equity transactions to eliminate non-controlling interest in Canadian Oil Sands Limited	1 298	—	—	(1 183)	(115)	—	36 879

Share-based compensation	—	31	—	—	—	31	—

Dividends paid on common shares	—	—	—	—	(1 394)	(1 394)	—

At September 30, 2016	26 790	620	971	—	15 595	43 976	1 664 528

At December 31, 2016	26 942	588	1 007	—	16 093	44 630	1 667 914

Net earnings	—	—	—	—	3 076	3 076	—

Foreign currency translation adjustment	—	—	(206)	—	—	(206)	—

Actuarial gain on employee retirement benefit plans, net of income taxes of $20	—	—	—	—	53	53	—

Total comprehensive (loss) income	—	—	(206)	—	3 129	2 923	—

Issued under share option plans	134	(30)	—	—	—	104	2 982

Purchase of common shares for cancellation (note 6)	(233)	—	—	—	(345)	(578)	(14 441)

Change in liability for share purchase commitment (note 6)	(53)	—	—	—	(91)	(144)	—

Share-based compensation	—	41	—	—	—	41	—

Dividends paid on common shares	—	—	—	—	(1 598)	(1 598)	—

At September 30, 2017	26 790	599	801	—	17 188	45 378	1 656 455

See accompanying notes to the interim consolidated financial statements.
SUNCOR ENERGY INC. 2017 THIRD QUARTER 45

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1. REPORTING ENTITY AND DESCRIPTION OF THE BUSINESS

Suncor Energy Inc. (Suncor or the company) is an integrated energy company headquartered in Canada. Suncor's operations include oil sands development and upgrading, onshore and offshore oil and gas production, petroleum refining, and product marketing primarily under the Petro-Canada brand. The consolidated financial statements of the company comprise the company and its subsidiaries and the company's interests in associates and joint arrangements.

The address of the company's registered office is 150 – 6th Avenue S.W., Calgary, Alberta, Canada, T2P 3E3.

2. BASIS OF PREPARATION

(a) Statement of Compliance

These condensed interim consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS), specifically International Accounting Standard (IAS) 34 Interim Financial Reporting as issued by the International Accounting Standards Board. They are condensed as they do not include all of the information required for full annual financial statements, and they should be read in conjunction with the consolidated financial statements for the year ended December 31, 2016.

The policies applied in these condensed interim consolidated financial statements are based on IFRS issued and outstanding as at October 25, 2017.

(b) Basis of Measurement

The consolidated financial statements are prepared on a historical cost basis except as detailed in the accounting policies disclosed in the company's consolidated financial statements for the year ended December 31, 2016.

(c) Functional Currency and Presentation Currency

These consolidated financial statements are presented in Canadian dollars, which is the company's functional currency.

(d) Use of Estimates and Judgment

The timely preparation of financial statements requires that management make estimates and assumptions and use judgment. Accordingly, actual results may differ from estimated amounts as future confirming events occur. Significant estimates and judgment used in the preparation of the financial statements are described in the company's consolidated financial statements for the year ended December 31, 2016.

(e) Income taxes

The company recognizes the impacts of income tax rate changes in earnings in the period the rate change is substantively enacted.

46 SUNCOR ENERGY INC. 2017 THIRD QUARTER

3. SEGMENTED INFORMATION

The company's operating segments are reported based on the nature of their products and services and management responsibility.

Intersegment sales of crude oil and natural gas are accounted for at market values and are included, for segmented reporting, in revenues of the segment making the transfer and expenses of the segment receiving the transfer. Intersegment amounts are eliminated on consolidation.

Three months ended September 30	Oil Sands		Exploration and Production		Refining and Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Revenues and Other Income

Gross revenues	2 319	2 320	766	462	5 110	4 679	5	12	8 200	7 473

Intersegment revenues	914	647	—	85	30	32	(944)	(764)	—	—

Less: Royalties	(82)	(20)	(132)	(44)	—	—	—	—	(214)	(64)

Operating revenues, net of royalties	3 151	2 947	634	503	5 140	4 711	(939)	(752)	7 986	7 409

Other (loss) income	(6)	3	1	7	48	13	—	(38)	43	(15)

	3 145	2 950	635	510	5 188	4 724	(939)	(790)	8 029	7 394

Expenses

Purchases of crude oil and products	135	135	—	—	3 620	3 334	(880)	(735)	2 875	2 734

Operating, selling and general	1 513	1 420	109	107	481	549	161	136	2 264	2 212

Transportation	164	159	21	20	76	95	(14)	(12)	247	262

Depreciation, depletion, amortization and impairment	859	971	236	270	161	164	25	34	1 281	1 439

Exploration	3	—	10	146	—	—	—	—	13	146

Gain on disposal of assets	(3)	—	—	—	(2)	(13)	—	—	(5)	(13)

Financing expenses (income)	40	57	—	12	2	—	(365)	219	(323)	288

	2 711	2 742	376	555	4 338	4 129	(1 073)	(358)	6 352	7 068

Earnings (Loss) before Income Taxes	434	208	259	(45)	850	595	134	(432)	1 677	326

Income Taxes – Expense (Recovery)

Current	67	(16)	119	9	217	167	(185)	(89)	218	71

Deferred	53	62	(21)	(198)	36	(8)	102	7	170	(137)

	120	46	98	(189)	253	159	(83)	(82)	388	(66)

Net Earnings (Loss)	314	162	161	144	597	436	217	(350)	1 289	392

Capital and Exploration Expenditures	1 340	1 306	189	283	159	101	7	3	1 695	1 693

SUNCOR ENERGY INC. 2017 THIRD QUARTER 47

Nine months ended September 30	Oil Sands		Exploration and Production		Refiningand Marketing		Corporate, Energy Trading and Eliminations		Total
($ millions)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016

Revenues and Other Income

Gross revenues	6 559	4 715	2 538	1 588	14 482	12 796	28	34	23 607	19 133

Intersegment revenues	2 462	1 451	—	114	55	96	(2 517)	(1 661)	—	—

Less: Royalties	(180)	(48)	(376)	(118)	—	—	—	—	(556)	(166)

Operating revenues, net of royalties	8 841	6 118	2 162	1 584	14 537	12 892	(2 489)	(1 627)	23 051	18 967

Other income (loss)	25	18	(22)	45	86	26	(5)	(229)	84	(140)

	8 866	6 136	2 140	1 629	14 623	12 918	(2 494)	(1 856)	23 135	18 827

Expenses

Purchases of crude oil and products	390	447	—	—	10 456	8 659	(2 498)	(1 631)	8 348	7 475

Operating, selling and general	4 641	4 143	321	368	1 462	1 617	386	486	6 810	6 614

Transportation	521	489	66	65	232	271	(38)	(32)	781	793

Depreciation, depletion, amortization and impairment	2 727	2 826	809	1 087	489	506	88	97	4 113	4 516

Exploration	9	30	69	173	—	—	—	—	78	203

Gain on disposal of assets	(4)	(33)	—	—	(454)	(14)	(97)	—	(555)	(47)

Financing expenses (income)	125	176	22	62	12	12	(630)	(337)	(471)	(87)

	8 409	8 078	1 287	1 755	12 197	11 051	(2 789)	(1 417)	19 104	19 467

Earnings (Loss) before Income Taxes	457	(1 942)	853	(126)	2 426	1 867	295	(439)	4 031	(640)

Income Taxes – Expense (Recovery)

Current	129	(453)	456	200	631	486	(407)	(345)	809	(112)

Deferred	(11)	(64)	(118)	(462)	23	15	252	69	146	(442)

	118	(517)	338	(262)	654	501	(155)	(276)	955	(554)

Net Earnings (Loss)	339	(1 425)	515	136	1 772	1 366	450	(163)	3 076	(86)

Capital and Exploration Expenditures	3 899	3 667	631	829	385	502	15	12	4 930	5 010

48 SUNCOR ENERGY INC. 2017 THIRD QUARTER

4. OTHER INCOME (LOSS)

Other income consists of the following:

	Three months ended September 30		Nine months ended September 30
($ millions)	2017	2016	2017	2016

Energy trading activities

Losses recognized in earnings during the period	(38)	(45)	(18)	(63)

(Losses) gains on inventory valuation	(3)	31	(46)	48

Risk management activities(1)	(2)	(23)	32	(253)

Investment and interest income	86	8	140	56

Risk mitigation and insurance proceeds(2)	—	—	—	26

Change in value of pipeline commitments and other	—	14	(24)	46

	43	(15)	84	(140)

(1)
Includes fair value changes related to short-term derivative contracts in the Oil Sands and Refining and Marketing segments and long-term forward starting interest rate swaps in the Corporate segment.

(2)
Includes property damage insurance proceeds recorded in the second quarter of 2016 for the Terra Nova asset in the Exploration and Production segment.

5. SHARE-BASED COMPENSATION

The following table summarizes the share-based compensation expense recorded for all plans within Operating, Selling and General expense.

	Three months ended September 30		Nine months ended September 30
($ millions)	2017	2016	2017	2016

Equity-settled plans	8	7	41	31

Cash-settled plans	132	61	224	206

	140	68	265	237

6. NORMAL COURSE ISSUER BID

On April 26, 2017, the company announced its intention to commence a new Normal Course Issuer Bid (the 2017 NCIB) to repurchase shares through the facilities of the Toronto Stock Exchange, New York Stock Exchange and/or alternative trading platforms. Pursuant to the 2017 NCIB, the company may purchase for cancellation up to approximately $2.0 billion worth of its common shares between May 2, 2017 and May 1, 2018. During the third quarter of 2017, the company repurchased 7.2 million common shares under the 2017 NCIB at an average price of $39.19 per share, for a total repurchase cost of $282 million.

The following table summarizes the share repurchase activities during the period:

	Three months ended September 30		Nine months ended September 30
($ millions, except as noted)	2017	2016	2017	2016

Share repurchase activities (thousands of common shares)

Shares repurchased	7 220	—	14 441	—

Amounts charged to

Share capital	116	—	233	—

Retained earnings	166	—	345	—

Share repurchase cost	282	—	578	—

SUNCOR ENERGY INC. 2017 THIRD QUARTER 49

Under an automatic repurchase plan agreement with an independent broker, the company has recorded the following liability for share repurchases that may take place during its internal blackout period:

($ millions)	September 30 2017	Dec 31 2016

Amounts charged to

Share capital	53	—

Retained earnings	91	—

Liability for share purchase commitment	144	—

7. FINANCING (INCOME) EXPENSE

	Three months ended September 30		Nine months ended September 30
($ millions)	2017	2016	2017	2016

Interest on debt	218	243	704	753

Capitalized interest	(182)	(153)	(552)	(434)

Interest expense	36	90	152	319

Interest on pension and other post-retirement benefits	14	18	44	45

Accretion	62	67	184	204

Foreign exchange (gain) loss on U.S. dollar denominated debt	(441)	121	(845)	(771)

Foreign exchange and other	6	(8)	(31)	17

Loss on extinguishment of long-term debt	—	—	87	99

Realized gains on foreign currency hedges	—	—	(62)	—

	(323)	288	(471)	(87)

During the second quarter of 2017, the company completed an early retirement of its US$1.250 billion (book value of $1.700 billion) long-term notes originally scheduled to mature on June 1, 2018 for US$1.344 billion ($1.830 billion), including US$31 million ($42 million) of accrued interest. In conjunction with the early retirement of the notes, the company also realized gains of $62 million on foreign currency hedges resulting in an overall debt extinguishment loss of $25 million ($10 million after-tax).

During the third quarter of 2016, the company issued $700 million of senior unsecured Series 5 Medium Term Notes maturing on September 14, 2026. The notes have a coupon of 3.00% and were priced at $99.751 per note for an effective yield of 3.029%. The company also issued $300 million of senior unsecured Series 5 Medium Term Notes maturing on September 13, 2046. The notes have a coupon of 4.34% and were priced at $99.900 per note for an effective yield of 4.346%.

During the second quarter of 2016, the company purchased US$688 million ($891 million) principal value (book value of $864 million) of subsidiary debt acquired through the acquisition of Canadian Oil Sands Limited (COS) for US$751 million ($973 million) including US$8 million ($10 million) of accrued interest, resulting in a debt extinguishment loss of $99 million ($73 million after-tax). The company also repaid approximately $600 million of the credit facility acquired in the COS transaction.

8. INCOME TAXES

In the third quarter of 2016, the United Kingdom (U.K.) government enacted a decrease in the supplementary charge rate on oil and gas profits in the North Sea that reduced the statutory tax rate on Suncor's earnings in the U.K. from 50% to 40%. The company revalued its deferred income tax balances, resulting in a deferred income tax recovery of $180 million.

50 SUNCOR ENERGY INC. 2017 THIRD QUARTER

9. EARNINGS (LOSS) PER COMMON SHARE

	Three months ended September 30		Nine months ended September 30
($ millions)	2017	2016	2017	2016

Net earnings (loss)	1 289	392	3 076	(86)

Dilutive impact of accounting for awards as equity-settled(1)	—	—	(1)	—

Net earnings (loss) – diluted	1 289	392	3 075	(86)

Net earnings (loss) attributable to common shareholders	1 289	392	3 076	(97)

Dilutive impact of accounting for awards as equity-settled(1)	—	—	(1)	—

Net earnings (loss) – diluted attributable to common shareholders	1 289	392	3 075	(97)

(millions of common shares)

Weighted average number of common shares	1 659	1 664	1 665	1 591

Dilutive securities:

Effect of share options	3	2	4	1

Weighted average number of diluted common shares	1 662	1 666	1 669	1 592

(dollars per common share)

Basic earnings (loss) per share	0.78	0.24	1.85	(0.05)

Diluted earnings (loss) per share	0.78	0.24	1.84	(0.05)

Basic earnings (loss) per share attributable to common shareholders	0.78	0.24	1.85	(0.06)

Diluted earnings (loss) per share attributable to common shareholders	0.78	0.24	1.84	(0.06)

(1)
Cash payment alternatives are accounted for as cash-settled plans. As these awards can be exchanged for common shares of the company, they are considered potentially dilutive and are included in the calculation of the company's diluted net earnings (loss) per share if they have a dilutive impact in the period. Accounting for these awards as equity-settled was determined to have a dilutive impact for the three and nine months ended September 30, 2017 (anti-dilutive for the three and nine months ended September 30, 2016).

10. SHARE CAPITAL

On June 22, 2016, the company issued 82.2 million common shares for $35.00 per common share. Gross proceeds were approximately $2.878 billion ($2.782 billion net of fees).

11. FINANCIAL INSTRUMENTS

Derivative Financial Instruments

(a) Non-Designated Derivative Financial Instruments

The following table presents the company's non-designated Energy Trading, and Risk Management derivatives measured at fair value as at September 30, 2017:

($ millions)	Energy Trading	Risk Management	Total

Fair value outstanding at December 31, 2016	(36)	(18)	(54)

Cash Settlements – received during the period	(17)	(63)	(80)

(Losses) gains recognized in earnings during the period (note 4)	(18)	32	14

Fair value outstanding at September 30, 2017	(71)	(49)	(120)

SUNCOR ENERGY INC. 2017 THIRD QUARTER 51

(b) Fair Value Hierarchy

The following table presents the company's financial instruments measured at fair value for each hierarchy level as at September 30, 2017:

($ millions)	Level 1	Level 2	Level 3	Total Fair Value

Accounts receivable	39	56	—	95

Accounts payable	(98)	(117)	—	(215)

	(59)	(61)	—	(120)

During the third quarter of 2017, there were no transfers between Level 1 and Level 2 fair value measurements and no transfers into and out of Level 3 fair value measurements.

The company uses forward starting interest rate swaps to mitigate its exposure to the effect of future interest rate movements on future debt issuances. As at September 30, 2017, the company had $924 million in outstanding forward swaps. An increase in interest rates of 0.04% during the quarter resulted in an increase in value of $14 million associated with the remaining swaps. An increase in interest rates of 0.02% during the nine months ended September 30, 2017 resulted in an increase in value of $5 million associated with the remaining swaps.

Non-Derivative Financial Instruments

At September 30, 2017, the carrying value of fixed-term debt accounted for under amortized cost was $12.6 billion (December 31, 2016 – $15.1 billion) and the fair value was $14.9 billion (December 31, 2016 – $17.5 billion). The estimated fair value of long-term debt is based on pricing sourced from market data.

12. PROVISIONS

An increase in the credit-adjusted risk-free interest rate to 4.00% (December 31, 2016 – 3.90%) partially offset by recognition of additional disturbances resulted in an overall decrease in the decommissioning and restoration provision of $15 million for the nine months ended September 30, 2017.

13. SALE OF LUBRICANTS BUSINESS

On February 1, 2017, the company completed the previously announced sale of its lubricants business for proceeds of $1.1 billion before closing adjustments and other closing costs. The sale of this business resulted in an after-tax gain of $354 million, including a current tax expense of $101 million and a deferred tax recovery of $11 million, in the Refining and Marketing segment.

14. SALE OF CEDAR POINT

The company sold its interest in the Cedar Point wind facility in southwestern Ontario for proceeds of $291 million before closing adjustments and other closing costs, with an effective date of January 1, 2017. The disposition resulted in an after-tax gain of $83 million, including a current tax expense of $29 million and a deferred tax recovery of $15 million, in the Corporate, Energy Trading and Eliminations segment.

52 SUNCOR ENERGY INC. 2017 THIRD QUARTER

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EXHIBIT 99.3